

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 17, 2011

Jonathan Greenberg
Senior Vice President, General Counsel and Secretary
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, Texas 78735

> **Re: Freescale Semiconductor Holdings I, Ltd**.
> **Registration Statement on Form S-1**
> **Amendment No. 6 filed May 9, 2011**
> **File No. 333-172188**

Dear Mr. Greenberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Improved Capital Structure, page 3</u>

1.   As a result of your revisions, the summary section no longer contains any discussion of the amendment to the senior credit facilities that will take effect upon completion of this offering nor mention of the potential acceleration of significant debt to September 1, 2014. It is unclear how your deletions are responsive to our prior comment 1. Therefore, we request that you restore the deleted information and reissue the prior comment.

<u>Use of Proceeds, page 36</u>

2.   We note your response to prior comment 7. We also note your continued disclosure that the actual series and amount of the notes to be repaid as well as the timing and method of repayment are uncertain. It remains unclear whether you have identified alternative uses for

the offering proceeds if they are not used as currently set forth in this section. Please clarify. Refer to Instruction 7 of Item 504 of Regulation S-K.

Principal Shareholders, page 150

3. Please update your disclosure as of the most recent date practicable. For example, we note that the beneficial ownership of your shares is presented as of April 18, 2011 and your employees and properties are presented as of April 1, 2011.

Shareholders Agreement, page 157

4. Please disclose the circumstances under which the board committee may deem the removal of an observer to be appropriate.

Tax Considerations, page 175

5. Please revise this section to clarify that the discussion of Bermuda and United States tax consequences is the opinion of your counsel, Skadden Arps.

Underwriting, page 180

6. We note your response to prior comment 13. We also note that Solebury Capital LLC is not an underwriter. Please tell us why you believe it is appropriate to disclose your arrangements with Solebury Capital in the Underwriting section, rather than elsewhere in the prospectus.

7. Please tell us whether the underwriters' fees to be disclosed in the final prospectus will include or exclude the amounts payable to Solebury. We may have further comment after we receive your response.

Exhibit 5.1

8. The opinion continues to assume facts and legal conclusions that inappropriately shift risk from your legal counsel. In this regard, please remove items (c) through (f) from the opinion.

9. Please remove the word "solely" from the fourth paragraph of the opinion as it would appear to suggest that investors' ability to rely on the opinion is limited.

10. Revise paragraph 2 of the opinion to state, if true, that the shares are duly authorized.

Exhibit 8.1

11.   Refer to the last full paragraph on page 2 of the opinion in which you state that, with respect to "definitive legal conclusions", the discussion in the prospectus is the opinion of counsel. Please remove the word "definitive" which appears to suggest that certain legal conclusions contained in the prospectus are not the opinions of counsel.

12.   Please remove the date restriction in the third sentence of the final paragraph.

13.   Investors are entitled to rely on the opinion provided by your counsel. Accordingly, please remove the word "solely" from the fourth sentence of the final paragraph of the opinion.

14.   Please provide a consent from counsel to the inclusion of its tax opinion in the prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Jennifer A. Bensch, Esq.